FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 02, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No   ☒

WBD Foods OJSC reports the following change in a shareholders’ share in the Company’s charter capital:

The shareholder’s surname, given name, patronymic: Dubinin Mikhail V.

Position: member of the Board of directors

Share in the charter capital before the change: 12.1623%

Share in the charter capital after the change: 10,1623%

Effective date of the change in the charter capital: April 30, 2003

The shareholder’s surname, given name, patronymic: Orlov Alexander S.

Position: member of the Board of directors

Share in the charter capital before the change: 6.8733%

Share in the charter capital after the change: 6, 2234%

Effective date of the change in the charter capital: April 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	June 02, 2003